                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G
                               (AMENDMENT NO. 1)


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             MEDICAL ALLIANCE, INC.
                                (Name of issuer)



                                  COMMON STOCK
                         (Title of class of securities)



                                  58449S 10 5
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 10 Pages

CUSIP No.  58449S 10 5                13G                     Page 2 of 10 Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Patrick Rivelli
-------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                           (a) [ ]
                                                                                                     (b) [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                      8,900
       BENEFICIALLY        ----------------------------------------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER
           EACH
         REPORTING                    999,193
                           ----------------------------------------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                      8,900
                           ----------------------------------------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                      999,193
-------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,008,093
-------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.46 %
-------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             IN
-------------------------------------------------------------------------------------------------------------

CUSIP No.  58449S 10 5                13G                    Page 3 of 10 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James Silcock

-------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                           (a) [ ]
                                                                                                     (b) [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                      0
       BENEFICIALLY        ----------------------------------------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER

           EACH
         REPORTING                    999,193
                           ----------------------------------------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                      0
                           ----------------------------------------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                      999,193
-------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             999,193
-------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           16.31 %
-------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             IN
-------------------------------------------------------------------------------------------------------------

CUSIP No.  58449S 10 5                13G                     Page 4 of 10 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Sunwestern Managers, Inc.
-------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                           (a) [ ]
                                                                                                     (b) [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
-------------------------------------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                      260,863
       BENEFICIALLY        ----------------------------------------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER

           EACH
         REPORTING                    0
                           ----------------------------------------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                      260,863
                           ----------------------------------------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             260,863
-------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           4.26 %
-------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             CO
-------------------------------------------------------------------------------------------------------------

CUSIP No.  58449S 10 5                13G                     Page 5 of 10 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mapleleaf Capital, Ltd.
-------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                           (a) [ ]
                                                                                                     (b) [ ]
-------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
-------------------------------------------------------------------------------------------------------------
                              5     SOLE VOTING POWER
         NUMBER OF
          SHARES                      738,330
       BENEFICIALLY        ----------------------------------------------------------------------------------
         OWNED BY             6     SHARED VOTING POWER

           EACH
         REPORTING                    0
                           ----------------------------------------------------------------------------------
          PERSON              7     SOLE DISPOSITIVE POWER
           WITH
                                      738,330
                           ----------------------------------------------------------------------------------
                              8     SHARED DISPOSITIVE POWER

                                      0
-------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             738,330
-------------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                         [ ]
-------------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            12.06 %
-------------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             PN
-------------------------------------------------------------------------------------------------------------

Item 1(a).       Name of Issuer.

                 The name of the Issuer is Medical Alliance, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices.

                 The Issuer's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(a).       Name of Persons Filing.

                 This statement is being filed on behalf of Patrick Rivelli, James Silcock, Sunwestern Managers, Inc. ("Sunwestern") and Mapleleaf Capital, Ltd. ("Mapleleaf").

Item 2(b).       Address of Principal Business Office or, if none, Residence.

                 The address of the principal business office of Patrick Rivelli, James Silcock, Sunwestern and Mapleleaf is 12221 Merit Drive, Suite 935, Dallas, Texas 75251.

Item 2(c).       Citizenship.

                          Patrick Rivelli and James Silcock are citizens of the United States. Sunwestern is a Texas corporation. Mapleleaf is a Texas limited partnership.


Item 2(d).       Title of Class of Securities.

                 This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

Item 2(e).       CUSIP Number.

                 The CUSIP No. for the shares of Common Stock of the Issuer is 58449S 10 5.

Item 3.          Not Applicable.





                              Page 6 of 10 Pages

Item 4.          Ownership.

                 (a)-(b) As of December 31, 1997, Patrick Rivelli beneficially owned 1,008,093 shares, or 16.46%, of the Common Stock. Mr. Rivelli beneficially owned 738,330 of such shares as a General Partner of Mapleleaf, 260,863 of such shares as an officer, director, and shareholder of Sunwestern, and 8,900 shares in his individual capacity.

                          As of December 31, 1997, James Silcock beneficially
                 owned 999,193 shares, or 16.31%, of the Common Stock. Mr. Silcock beneficially owned 738,330 of such shares as a General Partner of Mapleleaf and 260,863 of such shares as an officer, director and shareholder of Sunwestern.

                          As of December 31, 1997, Mapleleaf beneficially owned
                 738,330 shares, or 12.06%, of the Common Stock.

                          As of December 31, 1997, Sunwestern beneficially
                 owned 260,863 shares, or 4.26%, of the Common Stock by virtue of the fact that pursuant to a Management Agreement (the "Management Agreement") between Sunwestern and Sunwestern Investment Fund III ("Investment Fund") and Sunwestern Cayman 1988 Partners ("Investment Partners"), Sunwestern has the power to vote and dispose of 135,649 of such shares held by Investment Partners and 125,214 of such shares held by Investment Fund. Patrick Rivelli and James Silcock are the sole shareholders, directors and officers of Sunwestern.


(c)(i)-(iv)      Voting and Dispositive Power

                 Patrick Rivelli has the sole power to vote or direct the vote of 8,900 shares of Common Stock. As a General Partner of Mapleleaf and as a director, shareholder and officer of Sunwestern, Patrick Rivelli shares power to vote or to direct the vote of 999,193 shares of Common Stock. Patrick Rivelli has the sole power to dispose or direct the disposition of 8,900 shares of Common Stock. As a General Partner of Mapleleaf and as a director, shareholder and officer of Sunwestern, Patrick Rivelli shares power to dispose or to direct the disposition of 999,193 shares of Common Stock. See also Items 5-9 hereof.

                 James Silcock does not have the sole power to vote or direct the vote of any shares of Common Stock. As a General Partner of Mapleleaf and as a director, shareholder and officer of Sunwestern, James Silcock shares power to vote or to direct the vote of 999,193 shares of Common Stock. James Silcock does not have the sole power to dispose or direct the disposition of any shares of Common Stock. As a General Partner of Mapleleaf and as a director, shareholder and officer of Sunwestern, James Silcock shares power to dispose or to direct the disposition of 999,193 shares of Common Stock. See also Items 5-9 hereof.





                               Page 7 of 10 Pages

                 Through its General Partners, Patrick Rivelli and James Silcock, Mapleleaf has the sole power to vote or to direct the vote of 738,330 shares of Common Stock. Mapleleaf does not share power to vote or direct the vote of any Common Stock. Through its General Partners, Patrick Rivelli and James Silcock, Mapleleaf has the sole power to dispose or direct the disposition 738,330 shares of Common Stock. Mapleleaf does not share power to dispose or direct the disposition of any Common Stock. See also Items 5-9 hereof.

                 Through its officers, directors and shareholders, Patrick Rivelli and James Silcock, and pursuant to the Management Agreement, Sunwestern has the sole power to vote or direct the vote of 260,863 shares of Common Stock. Sunwestern does not share power to vote or direct the vote of any shares of Common Stock. Through its officers, directors and shareholders, Patrick Rivelli and James Silcock, and pursuant to the Management Agreement, Sunwestern has the sole power to dispose or direct the disposition of 260,863 shares of Common Stock. Sunwestern does not share power to dispose or direct the disposition of any shares of Common Stock. See also Items 5-9 hereof.


Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interest exceeds five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable

Item 9.          Notice of Dissolution of Group.

                 Not applicable

Item 10.         Certification.

                 Not applicable





                               Page 8 of 10 Pages

CUSIP No.  58449S 10 5               13G                      Page 9 of 10 Pages





         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



         Date:  January 26, 1998


                                                   /s/ Patrick Rivelli
                                                   ---------------------
                                                   Patrick Rivelli


                                                   /s/ James Silcock
                                                   -------------------
                                                   James Silcock


                                                   SUNWESTERN MANAGERS, INC.

                                                   By:/s/ James Silcock
                                                      -------------------
                                                   Name: James Silcock
                                                   Its: Vice President

                                                   MAPLELEAF CAPITAL, LTD.

                                                   By:/s/ James Silcock
                                                      -------------------
                                                   Name: James Silcock
                                                   Its: General Partner





                              Page 9 of 10 Pages

CUSIP No.  58449S 10 5               13G                     Page 10 of 10 Pages




                                  Exhibit A

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.


         Date:  January 26, 1998


                                                   /s/ Patrick Rivelli
                                                   ---------------------
                                                   Patrick Rivelli


                                                   /s/ James Silcock
                                                   -------------------
                                                   James Silcock


                                                   SUNWESTERN MANAGERS, INC.

                                                   By: /s/ James Silcock
                                                      --------------------
                                                   Name: James Silcock
                                                   Its: Vice President

                                                   MAPLELEAF CAPITAL, LTD.

                                                   By:/s/ James Silcock
                                                      -------------------
                                                   Name: James Silcock
                                                   Its: General Partner